UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2012

Commission File Number 000-31513

VIRYANET LTD.

(Translation of registrant’s name into English)

8 HaMarpe St.

Har Hotzvim

P.O. Box 45041

Jerusalem 91450 Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Announcement regarding Third Fiscal Quarter 2012 Results:

ViryaNet (OTCBB: VRYAF.OB), a leading provider of solutions that automate business processes for mobile workforce management and field service delivery, today reported financial results for its fiscal quarter and nine months period ended September 30, 2012. The financial statements are attached hereto as Exhibit 99.1.

About ViryaNet

ViryaNet delivers mobile workforce management solutions that intelligently guide, automate, and optimize both simple and complex field service work, resulting in measurable business benefits. ViryaNet’s products, pre-packaged solutions and people are recognized within the industry as innovative which in turn enables its’ customers to be viewed as leaders within their respective industries. ViryaNet’s G4 products specialize in the functions of scheduling and dispatching resources and enabling mobile field communication and are delivered in industry specific configurations. Embedding industry best practices and utilizing innovative technologies like ViryaNet’s BPM Blueprint for Mobile Workforce ManagementTM, Microsoft InfoPath® and device agnostic mobile solutions enable ViryaNet’s products to be rapidly deployed and extended to support virtually any business process across a wide range of industries. ViryaNet is proud to call many of the world’s leading utilities, the United States’ largest pure rural telecommunications firm, the supermarkets most respected retailer, and North America’s largest auto insurer as customers. ViryaNet has strong partnerships with leading platform and system integration companies that enable it to have a global presence. Headquartered in Westborough, MA, ViryaNet has additional offices in the United States and Israel. For more information visit our website, follow us on twitter, or call us: 800-661-7096.

Safe Harbor Statement

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: The statements contained in this press release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, including statements regarding ViryaNet’s expectations, beliefs, intentions, or strategies regarding the capabilities of its products, its relationships with its customers, its customer purchases, its future operational plans and objectives including integration of other businesses, its future business prospects, its future financial performance, its future cash position, and its future prospects for profitability. All forward-looking statements included in this document are based upon information available to ViryaNet as of the date hereof, and ViryaNet assumes no obligation to update any such forward-looking statements. Forward-looking statements involve risks and uncertainties, which could cause actual results to differ materially from those projected. These and other risks relating to ViryaNet’s business include market acceptance of and demand for ViryaNet’s products, risks associated with a slow-down in the economy, risks associated with the financial condition of ViryaNet’s customers, risks associated with competition and competitive pricing pressures, risks associated with increases in costs and operating expenses, risks in technology development and commercialization, the risk of operating losses, risks in product development, risks associated with international sales, and other risks that are set forth in ViryaNet’s annual report on Form 20-F, filed on May 14, 2012, and the other reports filed by ViryaNet from time to time, with the Securities and Exchange Commission. Reported results should not be considered an indication of future performance. You should not place undue reliance on these forward-looking statements, which speak only as the date hereof. ViryaNet disclaims any obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions, or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIRYANET LTD.

By:	/S/ MEMY ISH-SHALOM
Name:	Memy Ish-Shalom
Title:	President and Chief Executive Officer

Date: December 18, 2012

Exhibit Index

Exhibit No.	Description

99.1	ViryaNet Financial Statements for the Fiscal Quarter and Nine Months Period Ended September 30, 2012.

Exhibit 99.1

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	September 30, 2012
	Audited	Unaudited
Assets

CURRENT ASSETS:
Cash and cash equivalents	$104	$341
Restricted cash deposits	140	135
Trade receivables	878	469
Other accounts receivable and prepaid expenses	271	204

Total current assets	1,393	1,149

NON-CURRENT ASSETS:
Severance pay fund	1,001	994
Long-term receivable	183	139
Other	25	41

Total non-current assets	1,209	1,174

PROPERTY AND EQUIPMENT, net	93	82

GOODWILL	6,516	6,516

Total assets	$9,211	$8,921

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31, 2011	September 30, 2012
	Audited	Unaudited
Liabilities and shareholders’ equity

CURRENT LIABILITIES:
Short-term bank credit	$115	$129
Current maturities of long-term bank loans	498	602
Trade payables	717	291
Deferred revenues	2,587	3,060
Current maturities of convertible debt	—	422
Other accounts payable and accrued expenses	2,004	1,336

Total current liabilities	5,921	5,840

LONG-TERM LIABILITIES:
Long-term bank loan, net of current maturities	1,001	528
Long-term convertible debt, net of current maturities	502	—
Long-term deferred revenues	—	254
Long-term deferred rent payable	82	74
Accrued severance pay	1,435	1,303

Total long-term liabilities	3,020	2,159

SHAREHOLDERS’ EQUITY:
Share capital	4,655	4,817
Additional paid-in capital	116,338	116,287
Accumulated deficit	(120,723)	(120,182)

Total shareholders’ equity	270	922

Total liabilities and shareholders’ equity	$9,211	$8,921

VIRYANET AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited. U.S. dollars in thousands, except share and per share data)

	Three months ended September 30		Nine months ended September 30
	2011	2012	2011	2012
Revenues:
Software licenses	$865	$30	$1,229	$649
Maintenance and services	1,867	2,056	5,814	7,131

Total revenues	2,732	2,086	7,043	7,780

Cost of revenues:
Software licenses	14	17	37	67
Maintenance and services	888	951	2,641	3,043

Total cost of revenues	902	968	2,678	3,110

Gross profit	1,830	1,118	4,365	4,670

Operating expenses:
Research and development	391	306	1,309	856
Selling and marketing	679	557	2,085	2,021
General and administrative	397	298	1,230	1,134

Total operating expenses	1,467	1,161	4,624	4,011

Income (loss) from operations	363	(43)	(259)	659

Financial income (expenses), net	60	(40)	(91)	(99)

Income (loss) from continuing operations before taxes	423	(83)	(350)	560
Taxes on income	3	—	9	19

Income (loss) from continuing operations	$420	$(83)	$(359)	$541

Net income (loss) from discontinued operations (1)	(47)	—	(168)	—

Net income (loss)	$373	$(83)	$(527)	$541

Basic income (loss) per share
Continuing operations	$0.11	$(0.02)	$(0.10)	$0.14
Discontinued operations	(0.01)	—	(0.04)	—

Net income (loss)	$0.10	$(0.02)	$(0.14)	$0.14

Diluted income (loss) per share
Continuing operations	$0.10	$(0.02)	$(0.10)	$0.13
Discontinued operations	(0.01)	—	(0.04)	—

Net income (loss)	$0.09	$(0.02)	$(0.14)	$0.13

Weighted average number of shares used in computation of basic income (loss) per share	3,725,122	3,899,611	3,648,850	3,880,593

Weighted average number of shares used in computation of diluted income (loss) per share	4,132,960	3,899,611	3,648,850	4,259,421

(1)	The results of operations of ViryaNet’s former subsidiaries, ViryaNet PTY and ViryaNet Europe, which were disposed of in 2011, for the comparable three and nine months ended September 30, 2011, have been reclassified to remove the operations of these entities from ViryaNet’s revenues and expenses for the three and nine months ended September 30, 2011 and to collapse the net income or loss from these operations into a single line within discontinued operations for those periods.